UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nanophase Technologies Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
630079101
(CUSIP Number)
November 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	630079101

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). ALTANA Aktiengesellschaft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

	Federal Republic of Germany

	5	SOLE VOTING POWER.

NUMBER OF		0

SHARES	6	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER.

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

	0%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	630079101

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). ALTANA Chemie AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

	Federal Republic of Germany

	5	SOLE VOTING POWER.

NUMBER OF		0

SHARES	6	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER.

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

	0%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	630079101

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Susanne Klatten

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

	Federal Republic of Germany

	5	SOLE VOTING POWER.

NUMBER OF		0

SHARES	6	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER.

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

	0%

12	TYPE OF REPORTING PERSON

	IN

Item 1(a). Name of Issuer:
     Nanophase Technologies Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
1319 Marquette Drive
Romeoville, Illinois 60446
Item 2(a). Name of Person Filing:
(1)	ALTANA Aktiengesellschaft

(2)	ALTANA Chemie GmbH

(3)	Susanne Klatten
Item 2(b). Address of Principal Business Office or, if none, Residence:
(1)	ALTANA Aktiengesellschaft Abelstraße 43 D-46483 Wesel Federal Republic of Germany

(2)	ALTANA Chemie GmbH Abelstrasse 43 D-46483 Wesel Federal Republic of Germany

(3)	Susanne Klatten Günther-Quandt-Haus Seedammweg 55 D-61352 Bad Homburg v. d. Höhe Federal Republic of Germany
Item 2(c). Citizenship:
(1)	Federal Republic of Germany

(2)	Federal Republic of Germany

(3)	Federal Republic of Germany
Item 2(d). Title of Class of Securities:
     Common Stock, $0.01 par value
Item 2(e). CUSIP Number:
     630079101
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class:

See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
See Exhibit A attached hereto.

Item 8. Identification and Classification of Member of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTANA Aktiengesellschaft
Date: December 13, 2010	By:	/s/ Martin Babilas .
Name Martin Babilas
		Title:	Chief Financial Officer

	By:	/s/ Volker Mansfeld.
		Name:	Volker Mansfeld
		Title:	General Counsel

ALTANA Chemie GmbH
	By:	/s/ Martin Babilas.
		Name:	Martin Babilas
		Title:	Chief Financial Officer

	By:	/s/ Volker Mansfeld.
		Name:	Volker Mansfeld
		Title:	General Counsel

	By:	/s/ Susanne Klatten.
Susanne Klatten, Individually

EXHIBIT A TO SCHEDULE 13G

ITEM 7 INFORMATION
     ALTANA Chemie GmbH previously held the common stock of Nanophase Technologies Corporation. ALTANA Chemie GmbH is a wholly owned direct subsidiary of ALTANA Aktiengesellschaft. Ms. Susanne Klatten is the majority shareholder of ALTANA Aktiengesellschaft.